Exhibit 4.33

WPP

21 November 2008

Mark Read

57 Limerston Road

London

SW10 OBL

Dear Mark

Appointment as a Director of WPP plc

This letter confirms the terms of your appointment as a Director of WPP plc (the “Company”). It is agreed that this is a contract for services and not a contract of employment.

Appointment

1	Your appointment will have taken effect from 19 November 2008, and will continue on the terms set out herein, subject to paragraph 2, unless otherwise terminated earlier by and at the discretion of either party giving six (6) months notice in writing to the other.

2	Notwithstanding paragraph 1, the Company may terminate your appointment by written notice taking effect on the date of its service on you, if the agreement between you and WPP 2005 Limited dated the same date as this letter (“the UK Agreement”) has been terminated by WPP 2005 Limited pursuant to Clause 18.1, in which case you shall not be entitled to any further payment from the Company hereunder except such sums which shall have accrued or become due.

3	The termination by the Company of this Agreement shall be without prejudice to any claim which the Company may have for damages or other remedies arising from any breach thereof by you giving rise to such termination.

4	If your employment is terminated for any reason whatsoever under the UK Agreement, the Company may terminate this Agreement, provided that any termination shall be deemed to be on the same basis as the reason for termination under the UK Agreement.

Powers and Duties

5	In your role as a Director of the Company, you will be responsible for the strategic direction of the Group and determining and recommending to the Board of the Company (the “Board”) matters of Group policy and management of the Company’s business, including matters relating to Group financing, investment policy, the expansion of the Group’s activities, (including into new areas geographically and new products and services) and the entering into by the Company of any material contracts together with such other services as the board shall require of this role, and which shall include your attendance at all board meetings of the Company.

6	In carrying out the activities referred to in paragraph 5, you should, carry those activities out from a place outside the United Kingdom and it is accepted and acknowledged by you that your services under this agreement and generally as a director of the Company will be carried out from a place outside the United Kingdom.

WPP plc Registered Number 101749, Registered Office: 22 Grenville Street, St Helier, Jersey, JE4 8PX

7	The Company confirms that it will make available to you, as reasonably required to perform your functions in accordance with paragraphs 5 and 6, suitable work premises, accommodation and travel facilities.

8	In your role as Director of the Company, you shall abide by your statutory, fiduciary and common-law duties as a director of the Company and diligently perform your duties and use your best endeavours to promote, protect, develop and extend the business of the Company and the Group.

9	It is accepted and acknowledged that you have obligations under the UK Agreement and it is understood that your duties under this agreement are separate from the obligations under the UK Agreement.

Fees

10	You will be paid an annual fee of £100,000 gross per annum which will be paid monthly in arrears. This fee will be reviewed in accordance with Company policies as are in place from time to time. You will not be entitled to participate in any of the WPP incentive plans pursuant to this agreement but may be entitled to participate in the WPP incentive plans under the UK Agreement.

Reimbursement of expenses

11	The Company will reimburse you for all reasonable and properly documented expenses (on an after tax basis) you incur in performing the duties of your office, including but not limited to travel and hotel expenses.

Ethics

12	Your attention is also drawn to the requirements under both legislation and regulation as to the disclosure of price sensitive information. Consequently you should avoid making any statements that might risk a breach of these requirements without prior clearance from the chairman or company secretary. You may not for any reason make use of or permit use to be made of any information relating to the Company’s business affairs or finances received by you as a result of furtherance of your duties.

13	You shall comply with the Company Policy Book (incorporating the Code of Business Conduct and Ethics).

Confidentiality and Restrictions

14	In consideration for the payments due to you under this Agreement, you agree to enter into the confidentiality obligations and restrictions in Schedule 1 to protect the legitimate interests of the Company and any other Group Company.

Insurance

15	The Company has directors’ and officers’ liability insurance and it shall maintain such cover for the full term of your appointment.

Governing Law

16	The terms of this agreement shall be governed by English law and the Company and you agree to submit to the exclusive jurisdiction of the English Courts in relation to any matters contained and/or referred to in it.

Definitions

17	In this Agreement, the following definitions apply:

17.1	“Subsidiary and Associated Company” means any company which is from time to time:

(a)	a holding company (as defined by section 1159 of the Companies Act 2006) of the Company; or

(b)	a subsidiary (as defined by section 1159 of the Companies Act 2006) of the Company or a subsidiary (as so defined) of a holding company of the Company; or

(c)	a subsidiary undertaking as defined by section 1162 of the Companies Act 2006) of the Company or subsidiary undertaking (as defined) of a holding company of the Company;

17.2	“Group” means WPP Plc and its Subsidiaries and Associated Companies for time being and “Group Company” shall be anyone of them.

Please indicate your acceptance of the content of this letter by signing the enclosed copy and returning it to me, I look forward to seeing you at the next board meeting.

Yours sincerely

Paul Richardson

For and on behalf of

WPP plc whilst in New York

Appointment as Director of WPP plc

I, Mark Read of 57 Limerston Place, London. SW10, OBL hereby accept the terms set out in the above mentioned letter.

Signed:	Date:

SCHEDULE 1

Confidentiality and Restrictions

Part 1 Protection of confidential information

1	You shall not (except in the proper performance of your duties hereunder) either during your appointment or at any time after your appointment has ended divulge to any Person or otherwise make use of and shall use your best endeavours to prevent the publication or disclosure of any trade secrets or Confidential Information.

2	During your appointment hereunder you will not make any notes or memoranda relating to Confidential Information and/or any aspect of the business or any Group Company or any Joint Venture Business or any Target Business other than those which are for the sole benefit of any Group Company. All such notes and memoranda made by you will belong to the Company.

3	The Company and any other Group Company may, from time to time, be entrusted with confidential or proprietary information, trade secrets or intellectual property belonging to third parties (“Third Party Confidential Information”). You agree to be bound by any contractual undertakings or obligations which the Company or any other Group Company imposes in respect of the Third Party Confidential Information. You will enter into any confidentiality undertaking that the Company or any other Group Company may require you to enter into with any such third party or Group Company.

4	You will only access and use any Group Company’s Computer and electronic equipment for the purposes of your appointment under this Agreement. Any personal or laptop computer or similar equipment provided or made available or accessible to you by the Company will be solely for your use in the proper performance of your duties and shall not be used or misused for any other purpose.

5	You shall not at any time (whether during or after the termination of your appointment) erase, corrupt or otherwise interfere with any data, records or Confidential Information held in whatever form including electronic equipment, provided, available or accessible to you by the Company.

6	Upon request at any time during your appointment under this Agreement or after it ends you will immediately disclose to the Company the relevant passwords to all current password protected documents created or used by you during the continuance of your appointment in relation to the business and/or affairs of any Group Companies.

7	The restrictions in this Part of Schedule 1 shall:

7.1	not apply to information which is in the public domain other than as a consequence of any breach of duty by you whether directly or indirectly or on your behalf; and

7.2	not restrict you from making disclosures of Confidential Information when required by law under the Public Interest Disclosure Act 1998; and

7.3	be in addition to and without prejudice to your duties and obligations implied into this Agreement by law.

Part 2 Restrictions

8	You hereby agree and undertake with the Company on behalf of itself and as agent for any Group Company that you will not in any Relevant Capacity at any time during the twelve (12) month period commencing on the Effective Date:

8.1	without obtaining the prior written approval of the Company take any steps preparatory to or be engaged or concerned in:

(a)	any Restricted Business in competition with the Company or any Group Company; and/or

(b)	any Target Business; and/or

(c)	any Person directly or indirectly owning or controlling any such Restricted Business or Target Business; or

8.2	without obtaining the prior written approval of the Company acquire a substantial or controlling interest directly or by or through any nominee or nominees in any Restricted Business, Target Business or in any Person owning or controlling a Restricted Business or Target Business. Nothing in this sub-clause shall prohibit you from acquiring by way of bona fida investment only up to one per cent (1%) of the issued share capital of any publicly quoted company; or

8.3	approach or solicit or endeavour to entice for the purposes of any Restricted Business any Restricted Person to leave the employment of the Company or any Group Company (whether or not such person would commit any breach of his/her contract of employment by so leaving); or

8.4	employ or offer to employ or engage the services of any Restricted Person in any Restricted Business or other entity directly or indirectly owned by or controlling any Restricted Business; or

8.5	solicit, interfere with or entice away from the Company or any Group Company the custom of any Restricted Client or any Prospective Client in relation to the conduct of Restricted Business; or

8.6	deal with any Restricted Client or any Prospective Client in relation to the conduct of Restricted Business; or

8.7	encourage, assist or procure any Person to do anything which if done by you would be a breach of paragraphs 8.1 to 8.6 above.

9	The parties hereto and each of them acknowledge that the restrictions and each of them contained in paragraph 8 above are reasonable having regard to the legitimate protectable interests of the Company and that each such restriction is intended to be separate and severable. In the event that any of the restrictions shall be held void but would be valid if part of the wording thereof were deleted such restriction shall apply with such deletion as may be necessary to make it valid and effective.

10	For the purposes of this Schedule (Parts 1 and 2) the following expressions shall have the following meanings:

10.1	“Confidential Information” means any confidential information relating to any Group Company and/or Joint Venture Business including (without limitation) its suppliers or business partners or potential customers, suppliers or business partners, pricing, marketing information, intellectual property, business plans or designs, technical data, employees, officers or shareholders, financial information and plans, designs, formula, product lines, research activities, target businesses, any document marked “Confidential” or “Secret”, or any information which you have been told is confidential or which you might reasonably expect the Company or any Group Company and/or Joint Venture Business to regard as confidential, or any information which has been given to the Company or any other Group Company in confidence by customers, suppliers or other persons.

10.2	“Effective Date” means the Termination Date or (if earlier) the date on which WPP 2005 Limited places you on Garden Leave as provided for in the UK Agreement.

10.3	“Joint Venture Business” means any Person with whom the Company or any Group Company has entered into a joint venture whether under the terms of a joint venture agreement or otherwise.

10.4	“Person” means any individual, firm, company or other entity.

10.5	“Prospective Client” means any Person who was at any time during the Relevant Period negotiating or discussing (which shall include for the purpose a pitch or presentation) with the Company or any other Group Company with a view to the provision to it by the Company or any other Group Company of any Restricted Business and you or (to your knowledge) any employee of the Company or any other Group Company under your control shall have been involved with such negotiations or discussions during the Relevant Period or in respect of which you acquired Confidential Information as at the Effective Date.

10.6	“Relevant Capacity” means either alone or jointly with another or others, whether as principal, agent, consultant, director, partner, shareholder, independent contractor, employee or in any other capacity, whether directly or indirectly, through any Person and whether for your own benefit or that of others.

10.7	“Relevant Period” means the twelve (12) month period immediately prior to the Effective Date.

10.8	“Restricted Business” means any business or services of the same or similar kind to that conducted or supplied (as the case may be) by the Company or any Group Company at any time during the Relevant Period in which you were engaged or concerned or had acquired Confidential Information at any time during the Relevant Period.

10.9	“Restricted Client” means any Person with whom or which the Company or any Group Company has arrangements in place for the provision by the Company or any Group Company of Restricted Business and with whom or which you (or to your knowledge of any person under your control) has had material dealings in the course of his and/or their duties to the Company or any Group Company during the Relevant Period.

10.10	“Restricted Person” means any person who was employed or engaged by the Company or any Group Company to provide services personally at the Effective Date who during the Relevant Period had material dealings with you and:

(a)	reported to you; or

(b)	had material contact with customers or suppliers of the Company or any other Group Company in the course of his/her employment; or

(c)	was a member of the Board or reported directly to a member of the Board or who was a member of the senior management team of the Company or any other Group Company.

10.11	“Target Business” means any business howsoever constituted (whether or not conducting a Restricted Business) which was at the Effective Date or at any time during the Relevant Period a business which the Company or any Group Company had entered into negotiations with or had approached or had identified as

(a)	a potential target with a view to its acquisition by the Company or any Group Company; and/or

(b)	a potential party to any joint venture with the Company or any Group Company in either case where such approach or negotiations or identification were known to a material degree by you on or before the Effective Date.

10.12	“Termination Date” means the date of termination of this Agreement.

11	It is hereby understood and agreed by the Company and you that damages shall be an inadequate remedy in the Event of a breach by you of any of the restrictions contained in paragraph 8 of this Schedule and that any such breach by you or on your behalf may cause damage to the Company in respect of which damages may not be an adequate remedy. Accordingly, you agrees that the Company shall be entitled, without waiving any additional rights or remedies otherwise available to it at law or in equity or by statute, to injunctive and other equitable relief in the event of a breach or intended or threatened breach by you of any of the restrictions contained in paragraph 8 above.